SECOND AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT

This Second Amendment to Limited Liability Company Agreement (this "Amendment"), dated as of June 24, 2015 (the "Amendment Date") amends and modifies the Limited Liability Company Agreement, dated as of January 9, 2013, as amended by the First Amendment to Limited Liability Company Agreement, dated July 17, 2014 (the "First Amendment"), made by and among POPSHOTS LLC (the "Company") and the Members of the Company (the "LLC Agreement"). Capitalized terms used herein without definition shall have the meanings given to them in the LLC Agreement.

WHEREAS, the Company has adopted the Equity Incentive Plan (as defined below); and

WHEREAS, in connection with the New Plan, the holders of a majority of the Class A Units (the "Requisite Members") desire to amend the LLC Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants, promises and agreements contained herein, the parties hereby agree that the LLC Agreement shall be amended as set forth below:

1.   Equity Incentive Plan. The definition of "Equity Incentive Plan" is hereby deleted in its entirety, and replaced with the following:

""Equity Incentive Plan" means the Equity Incentive Plan adopted by the Board of Directors as of June 24, 2015."

2.   Authorized Units. The second sentence of Section 3.1(a) is hereby deleted in its entirety, and replaced with the following:

"The authorized capital of the Company shall consist of two classes (i) Class A Units (the "Class A Units"), and (ii) Class B Units (the "Class B Units"), which Class B Units shall further consist of two series: (x) 38,333 Class B Series 1 Units ("Class B-1 Units"), all of which were issued prior to the adoption of the Equity Incentive Plan, and (y) 100,000 Class B Series 2 Units ("Class B-2 Units"), 30,207 of which have been issued, and 69,793 of which may be issued pursuant to the Equity Incentive Plan."

3.   Class B Units. Section 3.1(b) is hereby deleted in its entirety, and replaced with the following:

"Each of the Members acknowledges and agrees that the Board of Directors has adopted that certain Equity Incentive Plan to provide for the issuance of Class B-2 Units to the employees (including without limitation, the members of the Board of Directors), directors, consultants, influencers and other third parties assisting the Company, in such amounts as determined by the Board of Directors from time to time, which Class B-2 Units may be issued in the form of Unit options, restricted Units, profits interest Units and/or any other lawful form of equity compensation.

All Class B-1 Units have been issued in the form of a "profits interest," shall constitute a profits interest within the meaning of Revenue Procedures 93-27 and 2001-43.

Notwithstanding anything contained herein to the contrary, the Board of Directors shall have the sole authority to determine whether or not a Class B-2 Unit qualifies as a profits interest and such determination shall be binding and conclusive for all purposes of this Agreement and for purposes of any other agreement to which the Company is a party.

Class B Units shall be subject to the terms, as determined by the Board of Directors, and as provided in the Equity Incentive Plan and such other Class B Unit grant document to be delivered to the Person receiving Class B Units at the time of grant which shall include the number of Units represented by such Class B Units, the hurdle or grant/strike price applicable to the Class B Units, whether and when such Class B Units receive distributions (if any), the portion of the Class B Units that are vesting Units or performance Units, if any, the financial or other objectives that must be satisfied with respect to the Class B Units, if any, and any other terms or conditions deemed appropriate by the Board of Directors including, without limitation, repurchase and forfeiture upon the occurrence of certain events. All rights of "Members" by virtue of Class B Units shall be subject to, and limited by, the terms of the Class B Unit grant document. As of the Effective Date, the amount of available and unissued Class B Units shall be 69,972 Class B-2 Units (and for the avoidance of doubt, no Class B-1 Units); provided, however, the amount of available Class B-2 Units may be increased or decreased by the Board of Directors from time to time, in its sole discretion."

4.   <u>Profits Interest Unit Tax Matters</u>. Section 3.1(c) is hereby deleted in its entirety.

5.   <u>Distribution Priority</u>. The second sentence of Section 4.1(b) is hereby deleted in its entirety, and replaced with the following:

"All such Distributions shall be made to the holders of the outstanding Class A Units and Class B, ratably among each such holder based on the aggregate number of Class A Units and Class B Units held by each such holder immediately prior to such Distribution; provided, however, that (i) the amount otherwise distributable hereunder with respect to any Class B-1 Unit shall be reduced by the Net Unit Liquidation Value of such Unit, and the total reduction in amounts distributed as described in the first clause of this sentence shall be re-distributed ratably to the Members based on the aggregate number of such Units held by each Member, subject to the same limitation, and (ii) Class B-2 Units of any particular Member(s) shall not have a right to participate in Distributions pursuant to this Section 4.1(b) until after such time as such Class B-2 Units have become Eligible Incentive Units (as defined in the Equity Incentive Plan), and such amount shall instead be distributed to the Members holding Units and Eligible Incentive Units ratably among each such holder based on the aggregate number of such Units."

6.   Section 9.2(a)(ii) of the LLC Agreement is hereby deleted in its entirety, and replaced with the following:

"(ii) after payment or provision for payment of all of the Company's liabilities has been made in accordance with <u>Section 9.2(a)(i)</u>, all remaining assets of the Company shall be distributed 100% to the Members in accordance with their respective number of Units; provided, however, (i) the amount otherwise distributable hereunder with respect to any Class B-1 Unit shall be reduced by the Net Unit Liquidation Value of such Unit, and the total reduction in amounts distributed as described in the first clause of this sentence shall be re-distributed ratably to the Members based on the aggregate number of such Units held by each Member, subject to the same limitation, and (ii) Class B-2 Units of any particular Member(s) shall not have a right to participate in Distributions pursuant to this Section 4.1(b) until after such time as such Class B-2 Units have become Eligible Incentive Units (as defined in the Equity Incentive Plan), and such amount shall instead be distributed to the Members holding Units and Eligible Incentive Units ratably among each such holder based on the aggregate number of such Units."

7.   Exhibit A of the LLC Agreement is hereby deleted in its entirety, and replaced with <u>Exhibit A</u> attached hereto.

8.   Except as expressly provided herein, the LLC Agreement is in all other respects ratified and confirmed and shall continue to bind each of the Members of the Company in accordance with the terms thereof. This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but one and the same instrument. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

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IN WITNESS WHEREOF, the undersigned, representing all of the Requisite Members of Popshots LLC permitted to vote on this matter, have executed this Second Amendment to LLC Agreement of Popshots LLC, as of the Amendment Date.

REQUISITE MEMBERS:



____
Michael Glickman

BAUER FAMILY TRUST



By:________________________
Name: Victor Bauer
Title: Member

BAUER77 LLC



By:________________________
Name: Harley Bauer
Title: Managing Member

BAUER ADVISORS LLC

By:________________________
Name: Jason Bauer
Title: CEO

EXHIBIT A

Equity Incentive Plan

SELECTION OF CLASS B PARTICIPANTS

The Class B Units available for grant under the Equity Incentive Plan shall be allocated as follows:

- Up to 35,833 Class B-2 Units may be granted to eligible individuals and entities selected by the Glickman Co-Manager with the consent of the Bauer Co-Manager (which consent shall not be unreasonably withheld), of which 1,041 have been granted.

- Up to 64,166 Class B-2 Units may be granted to eligible individuals and entities selected by the Bauer Co-Manager with the consent of the Glickman Co-Manager (which consent shall not be unreasonably withheld), of which 29,166 have been granted.